January 11, 2006

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-0404

RE:	Comments and Recommendations

Fortune Brands, Inc.

Form 10-K for the fiscal quarter ended December 31, 2004

Filed March 14, 2005

Dear Mr. Hartz:

We have reviewed the comments and recommendations you provided in your letter dated December 23, 2005. We have included responses to all comments herein, and we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 30, 2005 Form 10-Q

Note 5 – Acquisitions, page 14

1. We note that pending the legal transfer of the purchased assets you hold tracker shares issued by the Goal Acquisitions Limited subsidiary of Pernod Ricard. Please tell us, and disclose in your next Form 10-K, why the transaction was structured using tracker shares rather than by transferring legal ownership as of the July 26, 2005 closing of the transaction.

Response:

The acquisition was structured this way because:

1.	At the time of the acquisition it was not practical, for Pernod Ricard S.A. (“Pernod Ricard”) to sell us all, or even most, of the purchased assets on July 26, 2005 when Pernod Ricard acquired the stock of Allied Domecq plc (“Allied Domecq”). There are a number of reasons for this:

1.1	Both Pernod Ricard and the Company had limited access to Allied Domecq information before July 26, 2005, for antitrust, commercial and other reasons. More information and time was needed to evaluate tax implications, governmental and third-party consents, contingent liabilities, licensing and distribution rights and various other factors normally taken into account in structuring the most advantageous method to transfer the purchased assets to us. The size, global scope and organizational complexity of Allied Domecq’s business compounded the issues to be considered.

2.1	Many former Allied Domecq subsidiaries own both assets we will acquire and assets Pernod Ricard will retain, including integrated manufacturing, distribution, marketing, licensing and other operations for multiple brands, some of which the Company will own and some brands that Pernod Ricard will retain. The separation and transfer of these co-mingled or shared assets from Pernod Ricard to the Company involves a significant reorganization of business operations and contractual arrangements for many of the companies involved. Transfer of the purchased assets to the Company on July 26, 2005, would have required Allied Domecq to reorganize its global operations to facilitate our transaction with Pernod Ricard. This was not feasible since reorganization would need to have begun well before Allied Domecq had any assurance that Pernod Ricard would be able to complete the acquisition of Allied Domecq or knew whether others would make acquisition proposals better than Pernod Ricard’s offer. In light of this, the Company and Pernod Ricard agreed to a six-month period (ending on January 26, 2006) during which the assets and liabilities of Allied Domecq would be evaluated and specific assets then identified and legally separated between Pernod Ricard and the Company and transferred accordingly.

2.	As a commercial matter, we did not want to fund our portion of the purchase price for the Allied Domecq shares on July 26, 2005 and then wait to obtain the economic benefits associated with owning and operating the purchased assets until a legal transfer for each asset could be structured, negotiated, documented and completed, given this could take up to six months. The tracker shares and various contractual rights facilitated this objective. In fact, most of the purchased assets have not yet been transferred to us, as described on page 4 below.

3.	Other alternatives we considered had features that made them less attractive than tracker shares to one or more of the parties involved in the transaction.

We will disclose, in our “Acquisitions, Disposals and Joint Ventures” footnote for the financial statements in our Annual Report on Form 10-K for 2005, the new material shown in italic font below:

“On July 26, 2005, the Company received tracker shares issued by Goal Acquisitions Limited (“Goal”), the Pernod Ricard subsidiary formed to acquire Allied Domecq plc (“Allied Domecq”). The tracker shares give the Company certain economic rights which mirror the economics of the operations of the acquired businesses prior to the specific identification of the net assets and the transfer of those net assets to the Company. Pending legal transfer of all the net assets of the acquired businesses, the Company will continue to hold tracker shares. The Company also will continue to have certain rights to manage operations of the acquired businesses that have not been legally transferred to the Company.

The acquisition was structured this way as a result of our negotiations with Pernod Ricard, after considering various factors, including:

•	Our commercial desire to obtain the economic benefits associated with owning and operating the acquired businesses as soon as possible after funding the purchase price for those assets;

•	Many former Allied Domecq subsidiaries own assets that the Company and Pernod Ricard will separately retain, including integrated manufacturing, distribution, marketing, licensing and other operations involving multiple brands. The separation and transfer of these commingled or shared assets from Pernod Ricard to the Company involves significant reorganization of business operations and contractual arrangements for many of the companies involved. In light of this, the Company and Pernod Ricard agreed to a six-month period (ending on January 26, 2006) during which the assets and liabilities of Allied Domecq would be evaluated and specific assets then identified and legally separated between the Company and Pernod Ricard and transferred accordingly; and

•	The actual legal transfer of all the acquired businesses requires that we evaluate alternative ways to separate the acquired businesses from those to be retained by Pernod Ricard, obtain required consents, structure, negotiate, document and complete the transfer of the acquired businesses, all within the parameters established by our agreement with Pernod Ricard.

At the time the net assets of any particular acquired business are actually transferred to the Company, the number of Goal tracker shares held by the Company is reduced in proportion to the value ascribed to the net assets transferred, using a methodology prescribed by the Company’s agreement with

Pernod Ricard. Our agreement with Pernod provides that the net assets of the acquired businesses will be legally transferred to one or more subsidiaries of Fortune Brands over a six-month period that began on July 26, 2005. As of December 31, 2005, the net assets of the following acquired businesses have been transferred: Courvoisier, Maker’s Mark and certain California wine assets. As a subsequent event, all of the acquired businesses have been legally transferred to us as of January 26, 2006.”

2. We also note that until the purchased assets are legally transferred you are reporting your interest in accordance with FIN 46R. You indicate that due to the commingling of the purchased assets with assets retained by Pernod Ricard your interest in the Goal subsidiaries is deemed to be a variable interest in the subsidiaries only if the fair value of the purchased assets is more than half of the total fair value of the subsidiary’s assets. You consolidate the variable interest in entities for which you are the primary beneficiary. We understand you account for the investment related to interests not consolidate using the cost method.

Please tell us more about the terms of the tracker shares, including the economic rights with respect to the acquired businesses, to help us understand the variable interest they create. In this regard, please also identify the entities involved and describe your ownership interest in the assets of those entities.

Response:

One of our wholly-owned subsidiaries, Fulham Acquisition Corp, subscribed for 30,179,497 tracker shares issued by Goal Acquisitions Limited (“Goal”), a company organized under the laws of Guernsey, on July 26, 2005, for an aggregate purchase price of approximately £2.7 billion. Goal is an indirect subsidiary of Pernod Ricard; Pernod Ricard owns all of the outstanding common stock of Goal. Goal acquired all of the shares of Allied Domecq, and indirectly owns subsidiaries which are, or own, acquired businesses. No other tracker shares have been issued by Goal and, accordingly, we indirectly own all of the currently outstanding Goal tracker shares.

We do not own tracker shares or any securities in any Pernod Ricard subsidiary or acquired business other than Goal.

We do not have direct ownership interest in assets of any Pernod Ricard subsidiary or acquired business, except that we have completed the acquisitions of the following acquired businesses, in each case, by acquisitions of shares of companies acquired or formed by Pernod Ricard for purposes of transferring the acquired businesses:

•	Courvoisier (acquired July 27, 2005)

•	Maker’s Mark (acquired October 28, 2005)

•	Certain U.S. wines businesses of Allied Domecq, including Clos du Bois and other premium Sonoma and Napa, California wines (acquired November 16, 2005).

Our rights to obtain the net assets of each acquired business and the economic returns of each acquired business for the period from July 26, 2005 to the date the acquired businesses is transferred are embedded in (i) the contractual right to have them transferred to us before January 26, 2006 and (ii) our indirect ownership interest through the Goal tracker shares and (iii) other contractual arrangements with Pernod Ricard.

The terms of the tracker shares are established under Goal’s Memorandum of Association (a copy of which accompanies this response), primarily in Article 4 (“Share Rights”). In general terms, the economic rights with respect to the acquired businesses, under the tracker shares, can be summarized as follows:

1.	Designated Fund/Designated Assets. The tracker shares establish a notional fund, called a “Designated Fund” which is comprised of “Designated Assets”. The Designated Assets are:

•	The net assets of acquired businesses,

•	any proceeds from the sale of any of the net assets of the acquired business (in whole or in part), and

•	any asset acquired to replace or substitute for, or acquired as a result of holding, any acquired business.

2.	Dividends and Distributions. The tracker shares give us the right to participate pro rata (in proportion to the number of tracker shares we own) in any dividends or other distributions that may be declared or made by Goal. However, our dividends are limited to those dividends or distributions that are part of the Designated Fund or are Designated Assets (such as cash dividends distributed to Goal by companies that are (or own) acquired businesses).

3.	Return of Capital. The tracker shares give us the right to receive pro rata (in proportion to the number of tracker shares we own) the Designated Assets in any return of capital, on repayment, liquidation or otherwise.

4.	Voting and Consent Rights. The tracker shares do not have voting rights at general meetings of Goal shareholders. The tracker shares provide certain consent rights, primarily rights to protect us against changes that could have a material adverse effect on the operations or value of the acquired businesses or the rights associated with the tracker shares.

Certain other contractual arrangements with Pernod Ricard are relevant to evaluating the variable interests created by the tracker shares and our economic interest in the acquired businesses. These are in the Amended and Restated Framework Agreement between us and Pernod Ricard, previously filed with the Commission. (A copy of this agreement accompanies this response, for your convenience.) Among other things, this agreement provides that from July 26, 2005 we:

•	have certain aspects of control of the management of the acquired businesses, subject to certain exceptions (clause 10.1.1);

•	have the right to appoint and/or remove half or more (depending on whether it also operates businesses retained by Pernod Ricard) of the directors of certain material acquired businesses (clause 10.1.4 and Schedule 10);

•	are responsible for insurance of the acquired businesses (clause 10.2);

•	are responsible for assuring the acquired businesses are adequately funded for working capital, capital expenditures or other operating needs (clause 10.3);

•	have the right (and obligation) to buy all the acquired businesses before January 26, 2006 for approximately £2.7 billion (subject to certain contractual purchase price adjustment provisions), either by:

•	by tendering cash for the contractual purchase price of the acquired businesses, in which case Goal (or its affiliates) must purchase or redeem (for cash) an equal notional amount of our Goal tracker shares (clause 3.19); or

•	where the contractual purchase price of the acquired businesses is left outstanding, the receivable is set off against the cost of Goal (or its affiliates) purchasing or redeeming an equal notional amount of our Goal tracker shares;

•	have all the economic risks and rewards related to the acquired businesses and assets (clause 3.2), including, for all periods after July 26, 2005:

•	income (loss) from operations of the acquired businesses;

•	gain (loss) on any sale or other disposition of all or any part of the acquired businesses;

•	casualty/condemnation/expropriation or other loss in respect of all or any part of the acquired businesses; and

•	litigation, regulatory and related risks in respect of the acquired businesses.[1]

In short, while we do not have legal title to all the acquired businesses, the tracker shares and our rights under our agreement with Pernod Ricard provide a framework for the purchase of the acquired businesses and essentially transferred to us all of the economic risks and rewards related to the acquired businesses on July 26, 2005. This is similar to a forward purchase of the acquired businesses (the “Forward Contract”).

[1]	A number of these rights did not extend to the Maker’s Mark assets, as a result of an agreement reached with the Federal Trade Commission pending its review of that acquisition under the Hart Scott Rodino Antitrust Improvements Act. As noted above, however, we acquired Maker’s Mark on October 28, 2005.

As a result of all of the economic interests described above, we believe we hold several variable interests. Variable interests are contractual, ownership, or other pecuniary interests in an entity (or specified assets) that change with changes in the fair value of the entity’s net assets exclusive of variable interests. A variable interest in a specified asset represents a variable interest in an entity only if the fair value of the specified assets is more than half of the total fair value of the entity’s assets or if the holder has another variable interest in the entity as a whole (except interests that are insignificant or have little or no variability). We have analyzed them as follows:

•	Because we are subject to all of the economic risks and rewards (e.g., all changes in fair value) related only to the acquired businesses, the Forward Contract represents a variable interest in specified assets, namely the spirits and wine brands and related assets that make up the acquired businesses. In this regard the acquired businesses relate to the Company’s net assets contained in various Sub-Entities (as defined below) which are often commingled with Pernod Ricard assets. The value of the Forward Contract is not affected by the performance of the Pernod Ricard assets. Since it is estimated that the fair value of the acquired businesses comprise only approximately 33% of the total fair value of Goal’s assets and we would never be in a position to consolidate Goal. We have also concluded that a silo does not exist within Goal given (i) the extent to which the respective Company and Pernod Ricard assets and liabilities are commingled; and (ii) the existing debt at Goal which has senior claim to both the acquired businesses and the Pernod Ricard assets.

•	The tracker shares and the Forward Contract relate to acquired businesses held in legal entities that Goal owned as of July 26, 2005 (“the Sub-Entities”). Because we believe the Forward Contract also subjects us to the economic risks and rewards of specified acquired businesses owned by each Sub-Entity, the Forward Contract also represents variable interests in specified assets of the Sub-Entities. Where the fair value of the acquired businesses comprised more that 50% of the total fair value of the assets in a Sub-Entity, we believe we have a variable interest in that Sub-Entity and not just in certain of its specified assets.

•	As of September 30, 2005 Goal was comprised of 416 Sub-entities. Of these Sub-Entities, 346 contained only Pernod Ricard Assets. We had a variable interest in specified assets in 70 of these Sub-Entities. We consolidated 27 of the Sub-Entities which represented Sub-Entities where (i) the fair value of the acquired businesses comprised more than 50% of the total fair value of the assets in the Sub-Entity and (ii) we would receive more than half of the expected losses or residual returns of the Sub-Entity. We concluded that for these 27 Sub-Entities, we had a variable interest in the Sub-Entities (not just in specified assets) and we were deemed to be the primary beneficiary. The remaining 43 Sub-Entities, where the fair value of the acquired businesses comprised less than 50% of the total fair value of the assets in the Sub-Entity, were accounted for using the cost method.

Please telephone me at (847) 484-4500 or, in my absence, Mark Roche, Senior Vice President, General Counsel and Secretary, at (847) 484-4440, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by facsimile at (847) 484-4492.

Very truly yours,

/s/ Craig P. Omtvedt
Craig P. Omtvedt
Senior Vice President and Chief Financial Officer

cc:	Scott Watkinson
Staff Accountant